

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2/A

File No. 69-302

Statement by Holding Company Claiming
Exemption under Rule U-3A-2 from the
Provisions of the Public Utility Holding
Company Act of 1935

FPL GROUP, INC.

Filed on March 7, 2003

Page 1 of 16

FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.   FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries, other than any exempt wholesale generator (EWG), as of December 31, 2002, see Appendix 1.

2.   The claimant's only subsidiary public utility company is Florida Power & Light Company (FPL), a Florida corporation, which is an electric utility. At December 31, 2002, FPL and the claimant (including EWG subsidiaries) had the following generating facilities:

Facility	Location	No. of Units	Fuel	Net Capability (mw)[a]
FPL				
Nuclear:				
St. Lucie	Hutchinson Island, FL	2	Nuclear	1,553[b]
Turkey Point	Florida City, FL	2	Nuclear	1,386
Steam turbines:				
Cape Canaveral	Cocoa, FL	2	Oil/Gas	806
Cutler	Miami, FL	2	Gas	206
Manatee	Parrish, FL	2	Oil	1,620
Martin	Indiantown, FL	2	Oil/Gas	1,617
Port Everglades	Port Everglades, FL	4	Oil/Gas	1,212
Riviera	Riviera Beach, FL	2	Oil/Gas	565
St. Johns River Power Park	Jacksonville, FL	2	Coal/Petroleum Coke	254[c]
Sanford	Lake Monroe, FL	1	Oil/Gas	138[d]
Scherer	Monroe County, GA	1	Coal	658[e]
Turkey Point	Florida City, FL	2	Oil/Gas	800
Combined-cycle:				
Fort Myers	Fort Myers, FL	1	Gas	1,423
Lauderdale	Dania, FL	2	Gas/Oil	854
Martin	Indiantown, FL	2	Gas	935
Putnam	Palatka, FL	2	Gas/Oil	498
Sanford	Lake Monroe, FL	1	Gas	910
Simple cycle combustion turbines:				
Martin	Indiantown, FL	1	Gas/Oil	298
Gas turbines/diesels:				
Fort Myers	Fort Myers, FL	12	Oil	636
Lauderdale	Dania, FL	24	Oil/Gas	840
Port Everglades	Port Everglades, FL	12	Oil/Gas	420
Turkey Point	Florida City, FL	5	Oil	12
TOTAL				17,641
FPL Energy:				
East				
Northeast:				
Bayswater	Far Rockaway, NY	1	Gas	54
Maine	Various - ME	9	Oil	755
Maine	Various - ME	89	Hydro	373
Seabrook	Seabrook, NH	1	Nuclear	1,024[f]
Investment in joint ventures	MA	1	Gas	150
Total Northeast				2,356
Mid-Atlantic:				
Doswell	Ashland, VA	5	Gas	879
Green Mountain	Somerset County, PA	8	Wind	10
Marcus Hook 50	Marcus Hook, PA	1	Gas	50
Mountaineer Wind Energy Center	Thomas, WV	44	Wind	66
Investments in joint ventures	Various	(g)	Various	251
Total Mid-Atlantic				1,256
West				
Central:				
Cerro Gordo	Ventura, IA	55	Wind	42
Delaware Mountain	Culberson County, TX	40	Wind	30
Gray County	Montezuma, KS	170	Wind	112
Hancock County	Hancock County, IA	148	Wind	98
Indian Mesa	McCarney, TX	125	Wind	83
King Mountain	Upton County, TX	214	Wind	278
Lake Benton II	Ruthton, MN	138	Wind	104
Lamar Power Partners	Paris, TX	2	Gas	990
Montfort	Montfort, WI	20	Wind	30
Southwest Mesa	McCamey, TX	107	Wind	75
Woodward Mountain	McCamey, TX	242	Wind	160
Investment in joint ventures	Austin, TX	2	Gas	283
Total Central				2,285
West:				
Stateline	WA/OR border	454	Wind	300
Vansycle	Helix, OR	38	Wind	25
Investments in joint ventures	Various - CA	(h)	Various	478
Total West				803
TOTAL				6,700

(a) Represents FPL's and FPL Energy, LLC's net ownership interest in plant capacity.

(b) Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately 15% of St. Lucie Unit No. 2.

(c) Represents FPL's 20% ownership interest in each of St. John's River Power Park Units Nos. 1 and 2, which are jointly owned with the Jacksonville Electric Authority (JEA).

(d) Unit 4 was retired from service in July 2002 and expected to return to service as a combined cycle facility in May 2003.

(e) Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.

(f) Excludes Massachusetts Municipal Wholesale Electric Company's, Taunton Municipal Lighting Plant's and Hudson Light & Power Department's combined share of 11.8%.

(g) Represents plants using fuel and technology such as gas and waste-to-energy.

(h) Includes multiple wind projects totaling 334 mw. The remaining 146 mw are provided by plants with less than 50 mw each using fuels and technologies such as solar, gas, coal and petroleum coke.

Transmission and Distribution. At December 31, 2002, FPL owned and operated 516 substations and the following electric transmission and distribution lines:

Nominal Voltage	Overhead Lines Pole Miles	Trench and Submarine Cable Miles
500 kv	1,105[a]	-
230 kv	2,316	31
138 kv	1,451	50
115 kv	671	-
69 kv	164	14
Less than 69kv	40,679	23,293
Total	46,386	23,388

(a) Includes approximately 75 miles owned jointly with the JEA.

3. Florida Power & Light Company

Total kwh of Electric Energy Sold & Purchased
Year Ended December 31, 2002

State	kwh Sold	Revenue $	kwh Purchased	Purchased $
Alabama	-	-	2,498	$ 84,802
North Carolina	-	-	2,173	74,967
Georgia	297,608	$ 11,784,408	8,979,536	175,722,521
South Carolina	-	-	5,603	167,157
Total electric energy sold at wholesale or purchased outside the State of Florida or at the State line	297,608	11,784,408	8,989,810	$ 176,049,447
Florida	98,604,350,367	7,261,292,605		
Total electric energy sold (at retail or wholesale)	98,604,647,975	$ 7,273,077,013		

Total MMBtu's of Gas Sold & Purchased
Year Ended December 31, 2002

State	MMBtu's Sold	Revenue $	MMBtu's Purchased	Purchased $
Alabama	686,555	$ 3,056,768	97,102,586	$ 316,352,043
Louisiana	10,008,988	33,551,422	165,351,328	524,282,896
Mississippi	919,272	4,078,966	32,784,419	109,194,790
Texas	-	-	12,146,070	39,869,536
Total gas sold at wholesale or purchased outside the State of Florida	11,614,815	40,687,156	307,384,403	$ 989,699,265
Florida	3,623,977	14,119,728		
Total gas sold at wholesale	15,238,792	$ 54,806,884		

4. FPL Group has the following interests in EWG's:

(a) Doswell Limited Partnership (Doswell) is located in Ashland, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. Doswell has two facilities, a 708 megawatt gas-fired combined cycle plant and a 171 megawatt gas-fired simple cycle plant, which sell 100% of their power to Virginia Electric and Power Company. At December 31, 2002, ESI LP, Inc. and Doswell I, Inc. collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, Inc. owned 100% of Doswell I, Inc. ESI Energy, LLC (ESI Energy) is the parent of ESI LP, Inc. and ESI Doswell GP, Inc. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. FPL Energy had outstanding letters of credit of approximately $13.8 million at December 31, 2002 for obligations under purchase and sale of power and fuel agreements. Senior secured bonds issued by an affiliate of Doswell are unconditionally guaranteed by Doswell. FPL Group Capital has provided a guarantee, in lieu of posting cash or other security, to satisfy Doswell's obligation to fund a major maintenance account and debt service reserve. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee. Fees under an operation and maintenance agreement with FPL Energy Operating Services, Inc. totaled $484,386 in 2002. Fees under a management contract with Doswell I, Inc. totaled $484,386 in 2002. Equity capital invested by system companies totaled $381,675,000 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	(3,247,613)
Total debt obligations (intercompany)	$	381,675,000
Net income	$	38,043,454
FPL Group's equity in net income	$	38,043,454

(b) Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo), is located in Ventura, Iowa. The business address of Hawkeye is 10586 Balsam Avenue, Ventura, IA 50482. The facility is a 42 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2002, ESI Hawkeye Power, LLC owned 100% of Hawkeye, an EWG. ESI Energy is the parent of the entity that has an interest in Hawkeye. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees paid for management and administrative services to ESI Hawkeye Power, LLC totaled $162,851 in 2002. Equity capital invested by system companies totaled $31,981,397 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	37,658,950
Total debt obligations	$	0
Net income	$	1,835,978
FPL Group's equity in net income	$	1,835,978

(c) Gray County Wind Energy, LLC (Gray County) is located in Montezuma, Kansas. The business address of Gray County is 100 W. Mexitili, Montezuma, Kansas 67867. The facility is a 112 megawatt wind plant which sells 100% of its power to Utilicorp United, Inc. At December 31, 2002, FPL Energy Gray County Wind, LLC owned 100% of Gray County, an EWG. ESI Energy is the parent of the entity that has an interest in Gray County. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $94,626,144 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	97,276,946
Total debt obligations	$	0
Net income	$	2,496,055
FPL Group's equity in net income	$	2,496,055

(d) Lake Benton Power Partners II, LLC (Lake Benton) is located in Ruthton, Minnesota. The business address of Lake Benton is 150 Evans Street, Box F, Ruthton, MN 56170. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2002, FPL Energy Lake Benton Acquisitions, LLC owned 100% of Lake Benton, an EWG. ESI Energy is the parent of the entity that has an interest in Lake Benton. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $10.8 million at December 31, 2002 for obligations under purchase and sale of power agreements. Fees paid for management and administrative services to FPL Energy Lake Benton Acquisitions, LLC totaled $102,996 in 2002. Equity capital invested by system companies totaled $103,779,024 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	93,308,465
Total debt obligations	$	0
Net loss	$	(8,305,996)
FPL Group's equity in net loss	$	(8,305,996)

Lake Benton's net loss reflects an impairment loss of $5,253,387 due to the implementation of Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets."

(e) Lamar Power Partners, L.P. (Lamar) and its wholly-owned subsidiary Intexco I, LP are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1000 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2002, FPL Energy Paris GP, Inc., and FPL Energy Paris LP, LLC, whose parent is ESI Energy, collectively owned 99% of Lamar, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $1 million at December 31, 2002 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies. Fees under a maintenance and administrative services agreement between Lamar and FPL Energy Operating Services, Inc. in 2002 totaled $604,489. Equity capital invested by system companies totaled $344,845,046 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	463,839,535
Total debt obligations	$	0
Net income	$	39,044,946
FPL Group's equity in net income	$	38,651,638

(f) West Texas Wind Energy Partners, L.P. (West Texas Wind, A/K/A Southwest Mesa) is located in McCamey, Texas. The business address of West Texas Wind is P.O. Box 547, McCamey, TX 79752. The facility is a 75 megawatt wind plant which sells 100% of its power to Central and Southwest Services, Inc. At December 31, 2002, ESI West Texas Energy, Inc., and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. ESI Energy is the parent of the entities that have an interest in West Texas Wind. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has guaranteed $1.9 million at December 31, 2002 for obligations under purchase and sale of power agreements and other payments subject to certain contingencies. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee. Fees paid to affiliated companies for management services totaled $163,872 in 2002. Fees paid to Sullivan Street Investments for administrative services pursuant to its term loan agreement totaled $50,000 in 2002. Equity and debt capital invested by system companies totaled $73,159,826 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	25,309,033
Total debt obligations (intercompany)	$	38,026,000
Net loss	$	(3,367,023)
FPL Group's equity in net loss	$	(3,367,023)

(g) FPL Energy Maine, Inc. (FPLE Maine) holds a portfolio of hydro and fossil facilities located throughout the state of Maine, of which 1,120 megawatts qualify for EWG status. The business address of FPLE Maine is 677 Cousins Street, Yarmouth, ME 04096. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2002, FPLE Maine owned 100% of FPL Energy Maine Hydro LLC, FPL Energy Wyman LLC, FPL Energy Mason LLC and FPL Energy Cape, LLC, and 61.7831% of FPL Energy Wyman IV LLC, all of which are EWGs. FPLE Maine is 100% owned by FPL Energy, which is a wholly-owned subsidiary of FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees under a fuel management contract between FPL Energy Wyman IV LLC and FPL Energy Power Marketing, Inc. totaled $308,916 in 2002. Equity capital invested by system companies totaled $623,726,339 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	474,550,569
Total debt obligations	$	0
Net loss	$	(176,672,146)
FPL Group's equity in net loss	$	(176,672,146)

FPLE Maine's net loss reflects an impairment loss of $199,295,908 due to the implementation of FAS 142.

(h) FPL Energy MH50, L.P. (MH50, A/K/A Marcus Hook 50), is located in Marcus Hook, PA. The business address of MH50 is P.O. Box 426, Delaware Avenue & Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to the PJM power market. At December 31, 2002, FPL Energy MH50 GP, LLC and FPL Energy MH50 LP, LLC each owned partnership interests in MH50, an EWG. These interests in the aggregate equal 100%. ESI Energy is the parent of the entities that own MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees under an O&M agreement with FPL Energy Operating Services, Inc. totaled $72,000 in 2002. Equity capital invested by system companies totaled $12,789,861 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	15,732,995
Total debt obligations	$	0
Net income	$	1,331,243
FPL Group's equity in net income	$	1,331,243

(i) ESI Vansycle Partners, L.P. (Vansycle), is a 25 megawatt wind plant located in Helix, Oregon, which sells 100% of its power to Portland General Electric Company. The business address of Vansycle is P.O. Box 310, Helix, OR 97835. At December 31, 2002, ESI Vansycle GP, Inc. (ESI GP) and ESI Vansycle LP, Inc. (ESI LP) own 1% and 99%, respectively, of Vansycle, an EWG. ESI GP and ESI LP are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed $500,000 for site remediation at the Vansycle plant. Fees paid to affiliated companies for management and administrative services in 2002 totaled $80,376. Equity capital invested by system companies totaled $17,840,564 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	23,416,449
Total debt obligations	$	0
Net income	$	1,531,448
FPL Group's equity in net income	$	1,531,448

(j) FPL Energy Vansycle L.L.C. (Stateline), is a 300 megawatt wind plant located in Umatilla County, Oregon and Walla Walla County, Washington, which sells 100% of its power to Pacificorp Power Marketing, Inc. The business address of Stateline is P.O. Box 409, Touchet, WA 99360. At December 31, 2002, ESI Energy owns 100% of Stateline, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has an outstanding letter of credit of approximately $2.1 million at December 31, 2002. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit. Fees paid to affiliated companies for management and administrative services in 2002 totaled $200,004. Equity capital invested by system companies totaled $268,987,611 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	263,306,074
Total debt obligations	$	0
Net loss	$	(4,944,955)
FPL Group's equity in net loss	$	(4,944,955)

(k) Badger Windpower, LLC (Badger, A/K/A Montfort), is located in Montfort, Wisconsin. The business address of Badger is 3145 Anderson Lane, Montfort, WI 53569. The facility is a 30 megawatt wind plant which sells 85% of its power to Wisconsin Electric - Wisconsin Gas, a subsidiary of Wisconsin Energy Corporation, and 15% of its power to Alliant Energy-Wisconsin Power and Light. At December 31, 2002, Badger Windpower Holdings, LLC owned 100% of Badger, an EWG. ESI Energy is the parent of the entity that has an interest in Badger. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group

Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed $1.0 million for restoration of county roads to prior condition. Equity capital invested by system companies totaled $26,854,065 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	29,865,919
Total debt obligations	$	0
Net income	$	2,159,663
FPL Group's equity in net income	$	2,159,663

(l) FPL Energy Pecos Wind I, LP (Pecos I) and FPL Energy Pecos Wind II, LP (Pecos II) (collectively, A/K/A Woodward Mountain), are located in McCamey, Texas. The business address of Pecos I and II is P.O. Box 547, McCamey, TX 79752. Each of the facilities is an 80 megawatt wind plant which sells 100% of its power to TXU Electric Company. At December 31, 2002, FPL Energy Pecos Wind I GP, LLC, and FPL Energy Pecos Wind I LP, LLC, collectively owned 100% of Pecos I, an EWG. At December 31, 2002, FPL Energy Pecos Wind II GP, LLC, and FPL Energy Pecos Wind II LP, LLC, collectively owned 100% of Pecos II, an EWG. ESI Energy is the parent of the entities that have an interest in Pecos I and II. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has issued letters of credit of $2.5 million at December 31, 2002 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees paid to affiliated companies for management services totaled $153,600 in 2002. Equity capital invested by system companies totaled $144,551,944 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	139,012,511
Total debt obligations	$	0
Net loss	$	(4,520,211)
FPL Group's equity in net loss	$	(4,520,211)

(m) FPL Energy Upton Wind I, LP (Upton I), FPL Energy Upton Wind II, LP (Upton II), FPL Energy Upton Wind III, LP (Upton III), and FPL Energy Upton Wind IV, LP (Upton IV) (collectively, A/K/A King Mountain), are located in Upton County, Texas. The business address of Upton I, II, III and IV is P.O. Box 547, McCamey, TX 79752. Upton I is a 79.3 megawatt wind plant which sells 100% of its power to Austin Energy. Upton II is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton III is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton IV is a 40.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. At December 31, 2002, FPL Energy Upton Wind I GP, LLC, and FPL Energy Upton Wind I LP, LLC, collectively owned 100% of Upton I, an EWG. At December 31, 2002, FPL Energy Upton Wind II GP, LLC, and FPL Energy Upton Wind II LP, LLC, collectively owned 100% of Upton II, an EWG. At December 31, 2002, FPL Energy Upton Wind III GP, LLC, and FPL Energy Upton Wind III LP, LLC, collectively owned 100% of Upton III, an EWG. At December 31, 2002, FPL Energy Upton Wind IV GP, LLC, and FPL Energy Upton Wind IV LP, LLC, collectively owned 100% of Upton IV, an EWG. ESI Energy is the parent of the entities that have interests in Upton I, II, III and IV. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. Fees paid to affiliated companies for management services totaled $150,000 in 2002. Equity capital invested by system companies totaled $284,711,168 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	274,065,865
Total debt obligations	$	0
Net loss	$	(10,278,165)
FPL Group's equity in net loss	$	(10,278,165)

(n) FPL Energy Seabrook, LLC (Seabrook) is located in Seabrook, New Hampshire. The business address of Seabrook is 626 Lafayette Road, Seabrook, New Hampshire 03874. The facility is a 1,161 megawatt nuclear plant. At December 31, 2002, ESI Energy owned an 88.2% undivided interest in Seabrook, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees to affiliated companies for management and administrative services in 2002 totaled $908,333. Equity capital invested by system companies totaled $922,026,224 at December 31, 2002.

Capitalization and earnings (representing our 88.2% interest in Seabrook) during the reporting period were:

Total equity	$	967,740,263
Total debt obligations	$	0
Net income	$	23,107,580
FPL Group's equity in net income	$	23,107,580

(o) FPL Energy Hancock County Wind, LLC (Hancock County) is located in Garner, Iowa. The business address of Hancock County is 345 State Street, Garner, IA 50438. The facility is a 97.7 megawatt wind plant which currently sells 82.43% of its power to Interstate Power and Light Company, 6.08% to The Municipal Electric Utility of the City of Cedar Falls, Iowa and 11.49% to Corn Belt Power Cooperative. At December 31, 2002, ESI Energy owned 100% of Hancock County, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $77,568,122 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	77,553,898
Total debt obligations	$	0
Net loss	$	(14,224)
FPL Group's equity in net loss	$	(14,224)

(p) Bastrop Energy Partners, L.P. (BEP) is located in Cedar Creek, Texas. The business address of BEP is PO Box 1748, Bastrop, TX 78602. The facility is a 566 megawatt natural gas-fired combined-cycle facility which sells its power to the market. At December 31, 2002, FPL Energy Bastrop GP, Inc. and FPL Energy Bastrop LP, LLC, whose parent is FPL Energy, collectively owned 50% of BEP, an EWG. FPL Energy is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital had outstanding letters of credit and guarantees of approximately $10 million at December 31, 2002 for obligations under purchase and sale of power and fuel agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit. Fees under an operation and maintenance agreement with FPL Energy Operating Services, Inc. totaled $785,352 in 2002. Fees under a fuel management agreement between FPL Energy Power Marketing, Inc. and BEP totaled $200,000 in 2002. Fees under a power marketing agreement between FPL Energy Power Marketing, Inc. and BEP totaled $400,000 in 2002. Equity capital invested by system companies totaled $129,119,063 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	130,306,303
Total debt obligations	$	0
Net loss	$	(10,524,085)
FPL Group's equity in net loss	$	(5,262,043)

(q) NWP Indian Mesa Wind Farm, L.P. (Indian Mesa) is located in Pecos County, Texas. The business address of Indian Mesa is Bar M Ranch, Iraan, TX 79744. The facility is an 82.5 megawatt wind plant which sells 61.82% of its power to the Lower Colorado River Authority and 38.18% of its power to TXU Electric Company. At December 31, 2002, FPL Energy Indian Mesa GP, LLC and FPL Energy Indian Mesa LP, LLC collectively owned 100% of Indian Mesa, an EWG. ESI Energy is the parent of the entities that have interests in Indian Mesa. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $78,875,027 at December 31, 2002.

Total equity	$	77,668,592
Total debt obligations	$	0
Net loss	$	(1,206,435)
FPL Group's equity in net loss	$	(1,206,435)

(r) Delaware Mountain Wind Farm, LP (Delaware Mountain) is located in Culberson County, Texas. The business address of Delaware Mountain is 62/180 South Hwy. 54, Salt Flat, TX. The facility is a 30 megawatt wind plant which sells 100% of its power to the Lower Colorado River Authority. At December 31, 2002, FPL Energy Delaware Mountain GP, LLC and FPL Energy Delaware Mountain LP, LLC collectively owned 100% of Delaware Mountain, an EWG. ESI Energy is the parent of the entities that have interests in Delaware Mountain. ESI Energy is a wholly- owned subsidiary of FPL Energy which is wholly-owned by FPL Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $18,704,724 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	18,152,696
Total debt obligations	$	0
Net loss	$	(552,028)
FPL Group's equity in net loss	$	(552,028)

(s)   Pennsylvania Windfarms, Inc (PWF) is located in Garrett, PA. The business address is 226 Schrock Road, Garrett, PA 15542. The facility is a 10.4 megawatt plant, which sells 100% of its power to Green Mountain Energy, Co. At the end of December 31, 2002 FPL Energy Pennsylvania Wind, LLC owned 100% of PWF, an EWG. ESI Energy is the parent of the entity that has an interest in PWF. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $1.3 million at December 31, 2002 for obligations under the Power Purchase Agreement and the Turbine Supply Agreement. Equity capital invested by system companies totaled $2,908,059 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	3,314,732
Total debt obligations	$	0
Net income	$	406,673
FPL Group's equity in net income	$	406,673

(t)   Backbone Mountain Windpower LLC (Backbone) is located in Thomas, WV. The business address is HC 60 Box 292, Thomas, WV 26292. The facility is a 66 megawatt plant, which sells 100% of its power to Exelon Corporation. At the end of December 31, 2002 Backbone Windpower Holdings, LLC owned 100% of Backbone, an EWG. ESI Energy, LLC is the parent of the entity that has an interest in Backbone. ESI Energy, LLC is a wholly-owned subsidiary of FPL Energy, LLC which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $59,369,939 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	59,376,894
Total debt obligations	$	0
Net income	$	6,955
FPL Group's equity in net income	$	6,955

(u)   Bayswater Peaking Facility, LLC (Bayswater) is located in Far Rockaway, NY. The business address is 1425 Bay 24th Street, Far Rockaway, NY 11691. The facility is a 54 megawatt plant, which sells 100% of its power to Long Island Power Authority (LIPA) under an exclusive power tolling arrangement with LIPA. At the end of December 31, 2002, FPL Energy New York, LLC owned 100% of Bayswater, an EWG. ESI Energy is the parent of the entity that has an interest in Bayswater. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Equity capital invested by system companies totaled $53,543,072 at December 31, 2002.

Capitalization and earnings during the reporting period were:

Total equity	$	58,002,537
Total debt obligations	$	0
Net income	$	4,459,465
FPL Group's equity in net income	$	4,459,465

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer this 6th day of March, 2003.

FPL Group, Inc.

K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer
(Principal Accounting Officer)

(Corporate Seal)

Attest:

D. P. COYLE
D. P. Coyle, General Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

APPENDIX 1

SUBSIDIARIES OF FPL GROUP, INC.
December 31, 2002

Name	Jurisdiction of Incorporation	Location	Nature of Business
FPL GROUP CAPITAL INC	Florida	Juno Beach, FL	Holds the stock of and provides the funding for the operating companies other than FPL.
*Alandco Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco I, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco/Cascade, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
*CAS Investments, Inc.	Delaware	Wilmington, DE	Owns investment securities.
*FPL Energy Services, Inc.	Florida	Miami, FL	Formed to provide ongoing services to implement energy programs.
**EDMpro.com, Inc.	Delaware	Juno Beach, FL	Data management company.
*FPL Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
**BAC Investment Corp.	Delaware	Wilmington, DE	Manages intangible assets.
**ESI Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
***Alpha Joshua (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Alpha Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Backbone Windpower Holdings, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***Badger Windpower Holdings, LLC	Delaware	Juno Beach, FL	Holding company.
***Beta Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Beta Willow (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Big Sandy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***Blythe Energy Acquisitions, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
****FPL Energy Blythe, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
*****Blythe Energy, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Boulevard Associates, LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company I, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Calhoun Power Company II Transmission Co., LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II, LLC	Delaware	Juno Beach, FL	Inactive.
***Coosa River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Coosa River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Altamont Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Bay Area GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Bay Area, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Brady, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI California Holdings, Inc.	California	Juno Beach, FL	Holding company.
****CH Ormesa LP, Inc.	Florida	Juno Beach, FL	Inactive.
****CH Ormesa, Inc.	Florida	Juno Beach, FL	Inactive.
****CH POSDEF LP, Inc.	Florida	Juno Beach, FL	Participates in a coal project.
****CH POSDEF, Inc.	Florida	Juno Beach, FL	Participates in a coal project.
****ESI Sky River, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Calistoga GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Calistoga LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Cherokee GP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Cherokee Holdings, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****Cherokee County Cogeneration Corp.	Delaware	Juno Beach, FL	Inactive.
****ESI Cherokee MGP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Cherokee LP, Inc.	Florida	Juno Beach, FL	Participates in a combined-cycle natural gas project.
****ESI Cherokee County, L.P.	Delaware	Juno Beach, FL	Participates in a combined-cycle natural gas project.
***ESI Chesapeake Power, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Doswell GP, Inc.	Florida	Juno Beach, FL	Participates in combined-cycle natural gas project.
****Doswell I, Inc.	Florida	Juno Beach, FL	Participates in combined-cycle natural gas project.
***ESI Double "C", Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Ebensburg, Inc.	Florida	Juno Beach, FL	Participates in a coal-fired project.
***ESI Geothermal, Inc.	Florida	Juno Beach, FL	Inactive.
****ESCA, LLC	Delaware	New York, NY	Inactive.
***ESI Hawkeye Power, LLC	Florida	Juno Beach, FL	Participates in a wind project.
***ESI Kern Front, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.

Name	Jurisdiction of Incorporation	Location	Nature of Business
***ESI LP, Inc.	Florida	Juno Beach, FL	Formed to invest in partnerships.
****ESI Montgomery County, LLC	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County GP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County LP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
***ESI Lake Benton Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Mojave LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Mojave, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Multitrade LP, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI New Jersey Energy GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Northeast Energy Acquisition Funding, Inc.	Florida	Juno Beach, FL	Formed to acquire generation assets.
***ESI Northeast Energy Funding, Inc.	Florida	Juno Beach, FL	A funding corporation.
***ESI Northeast Energy GP, Inc.	Florida	Juno Beach, FL	Participates in combined-cycle natural gas project.
***ESI Northeast Energy LP, Inc.	Florida	Juno Beach, FL	Participates in combined-cycle natural gas project.
****FPL Energy New Mexico Wind, LLC	Delaware	Juno Beach, FL	Inactive.
*****Pacific Power Investments, LLC	Delaware	Wilmington, DE	Inactive.
***ESI Northeast Fuel Management, Inc.	Florida	Juno Beach, FL	Provides fuel management services.
***ESI Ormesa Debt Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings I LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Ormesa IE Equity, Inc.	Florida	Juno Beach, FL	Inactive.
****ESI Ormesa Equity Holdings LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa IH Equity LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Philippines, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Pittsylvania, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Prairie Winds GP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Prairie Winds LP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI SEMASS Corp. LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Sierra, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Silverado Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Steamboat, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Tehachapi Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in wind power projects.
***ESI Vansycle GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Vansycle LP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Victory, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI West Texas Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI West Texas Energy, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Bastrop GP, Inc.	Florida	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy Bastrop LP, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy Bellingham, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Bellingham, LLC	Florida	Juno Beach, FL	Inactive.
***FPL Energy Blue Mountain, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Boulder Valley, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Cal Hydro, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy California Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
****ESI Cannon Acquisitions LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****Ridgetop Power Corporation	California	Juno Beach, FL	Operates a wind power project.
****FPL Energy Pacific Crest Partner, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Construction Funding Holdings LLC	Delaware	Wilmington, DE	Inactive.
****FPL Energy Construction Funding LLC	Delaware	Wilmington, DE	Inactive.
***FPL Energy Delaware Mountain GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Delaware Mountain LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Doswell Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
****Doswell Funding Corporation	Florida	Juno Beach, FL	Inactive.
****UFG Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy East Mesa LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Equipment Facility, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Everett LLC	Delaware	Juno Beach, FL	Inactive.
****Northwest Power Company, L.L.C.	Washington	Juno Beach, FL	Inactive.
***FPL Energy Forney, Inc.	Florida	Juno Beach, FL	Develop combined-cycle natural gas project.
*****MNM I LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Forney, LLC	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPLE Forney L.P.	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPLE Forney Pipeline, L.P.	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy GRP 91-2, LLC	Delaware	Juno Beach, FL	Inactive.

Name	Jurisdiction of Incorporation	Location	Nature of Business
***FPL Energy GRP 92, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geo East Mesa Partners, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Gray County Wind, LLC	Delaware	Juno Beach, FL	Holding company.
***FPL Energy Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Hancock County Wind, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Illinois Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Indian Mesa GP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Indian Mesa LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Island End GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Joshua Falls, LLC	Delaware	Juno Beach, FL	Inactive.
****Joshua Falls Energy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kansas Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kelley, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Lake Benton Acquisitions, LLC	Delaware	Juno Beach, FL	Participates in a wind project.
***FPL Energy Louisiana Holdings, Inc.	Delaware	Juno Beach, FL	Inactive.
****Red River Energy Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy MH50 GP, LLC	Delaware	Juno Beach, FL	Participates in combined cycle natural gas project.
***FPL Energy MH50 LP,LLC	Delaware	Juno Beach, FL	Participates in combined cycle natural gas project.
***FPL Energy Marcus Hook LLC	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy Marcus Hook L.P.	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
****FPL Energy MH700, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
***FPL Energy Mississippi Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Red Bay Development, LLC	Delaware	Juno Beach, FL	Inactive.
****New Albany Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****New Albany Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Red Hill Development Company LLC	Delaware	Juno Beach, FL	Inactive.
*****Eastview Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Sandersville Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Union Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Union Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for wind projects.
***FPL Energy Morwind, LLC	Delaware	Juno Beach, FL	Participates in wind farm.
***FPL Energy New York, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
****Jamaica Bay Peaking Facility, LLC	Delaware	Juno Beach, FL	Development of gas-fired project.
****Sunrise Energy Center LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Mountain Creek Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Mountain Creek Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Dakota Wind II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Dakota Wind, LLC	Delaware	Juno Beach, FL	Development of wind power project.
****FPL Energy Oklahoma Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Operating Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy CO2 Operations, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Energy Virginia Power Services, Inc.	Florida	Juno Beach, FL	Inactive.
****Texas Wind Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for Texas projects.
***FPL Energy PRG, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Paris GP, Inc.	Delaware	Juno Beach, FL	Participates in a natural gas project.
***INTEXCO I LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***INTEXCO I, LP	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Paris LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Pecos Wind I GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind I LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II GP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pecos Wind II LP, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Pennsylvania Wind, LLC	Delaware	Juno Beach, FL	Wind project.
***FPL Energy Sacramento Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Seabrook, LLC	Delaware	Juno Beach, FL	Joint owner in a nuclear power project.
***FPL Energy Solar Funding Corp.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Sooner Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy South Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Cherokee Falls Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Cherokee Falls Power Development Company, LLC	Delaware	Juno Beach, FL	Inactive.

Name	Jurisdiction of Incorporation	Location	Nature of Business
****FPL Energy Anderson, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy South Dakota Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Tennessee Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Flint Valley Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Flint Valley Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Milan Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Milan Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Terra, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Upton Wind I GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind I LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Virginia Holdings, Inc.	Florida	Juno Beach, FL	Holding company.
****FPL Energy Virginia Funding Corporation	Delaware	Wilmington, DE	Services debt.
***FPL Energy Westside Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy White Oak, LLC	Delaware	Juno Beach, FL	Inactive.
****White Oak Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy WindRidge Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
****WindRidge LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wisconsin Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Wisconsin Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Rhode Island State Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***FPLE Rhode Island State Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
****FPLE Rhode Island State Energy, L.P.	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPLE Texas Wind I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***Harper Lake Acquisitions, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Management, Inc.	Florida	Juno Beach, FL	Inactive.
***High Desert Land Acquisition LLC	Delaware	Juno Beach, FL	Inactive.
***High Winds Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****High Winds, LLC	Delaware	Juno Beach, FL	Inactive.
***Hyperion IX, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****HLC IX Company	California	Juno Beach, FL	Participates in a solar electric generating system.
***Hyperion VIII, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****Harper Lake Company VIII	California	Juno Beach, FL	Participates in a solar electric generating system.
****KM Acquisitions X GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XI GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XII GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XIII GP, LLC	Delaware	Juno Beach, FL	Inactive.
***LET Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***Limerick Partners, LLC	Delaware	Juno Beach, FL	Inactive.
***MES Financial Corp.	Delaware	Wilmington, DE	Manages intangible assets.
***Midway Power, LLC	Delaware	Juno Beach, FL	Inactive.
***NG Acquisition L.L.C.	Florida	Juno Beach, FL	Inactive.
****Nevada Geothermal Holdings, L.L.C.	Florida	Juno Beach, FL	Inactive.
***Northern Cross Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***OTG, LLC	Delaware	Juno Beach, FL	Inactive.
***Oconee River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Oconee River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Philadelphia Refinery Generation, LLC	Delaware	Juno Beach, FL	Inactive.
***Southern Sierra Power, LLC	Delaware	Juno Beach, FL	Inactive.
***Sullivan Street Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Summer Shade Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Timber Creek Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Chaplin's Acreage Transmission Company LLC	Delaware	Juno Beach, FL	Inactive.
***Tower Associates, LLC	Delaware	Juno Beach, FL	Inactive.
***Uinta County Holdings, LLC	Delaware	Juno Beach, FL	Inactive.

Name	Jurisdiction of Incorporation	Location	Nature of Business
**FPL Energy East Mesa Holdings LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy Maine, Inc.	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Operating Services LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for a power company.
***FPL Energy Spruce Point LLC	Delaware	Juno Beach, FL	Provider of services for fossil and hydro generation facilities.
**FPL Energy Power Marketing, Inc.	Florida	Juno Beach, FL	Provides retail marketing services.
**FPL Energy Project Management, Inc.	Florida	Juno Beach, FL	Provides employee services.
***Blythe Project Management, LLC	Delaware	Juno Beach, FL	Construction agent for a gas-fired merchant facility.
**FPL Group International, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Group Argentina, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Group International South America II, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Group International Brazil (Cayman) I, Inc.	Cayman	Cayman Islands B.W.I.	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands B.W.I.	Inactive.
***FPL Group International South America, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Mamonal, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL-I TPP, Inc.	Florida	Juno Beach, FL	Inactive.
***Karaha Bodas Investment Corp.	Cayman	Cayman Islands, B.W.I.	Inactive.
****Java Geothermal Company, L.L.C.	Delaware	Juno Beach, FL	Inactive.
*****Karaha Bodas Company, L.L.C.	Cayman	Cayman Islands, B.W.I.	Inactive.
**Square Lake Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*FPL FiberNet, LLC	Delaware	Miami, FL	Exempt telecommunications company.
*FPL Group Holdings 1, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Holdings 2, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Holdings Inc	Florida	Juno Beach, FL	Holds certain fixed assets used by FPL Group.
**Colonial Penn Capital Holdings, Inc.	Delaware	Juno Beach, FL	Holds the stock of Bay Loan and Investment Bank.
*FPL Investments Inc	Florida	Juno Beach, FL	Manages a leveraged lease portfolio.
*HJT Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
**SRM Investments, L.P.	Delaware	Wilmington, DE	Manages intangible assets.
***EMB Investments	Delaware	Wilmington, DE	Manages intangible assets.
*LCR Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*Palms Insurance Company, Limited	Cayman	Cayman Islands, B.W.I.	Operates as a captive insurance company primarily engaged in reinsuring liability insurance coverage for FPL Group, Inc. and its subsidiaries.
*Praxis Group, Inc.	Delaware	Miami, FL	Holds certain immaterial assets and liabilities, but no longer actively in business.
*Turner Foods Corporation	Florida	Punta Gorda, FL	Holding company.
*West Boca Security, Inc.	Delaware	Wilmington, DE	Holds note receivable.
FPL GROUP FOUNDATION, INC.	Florida	Juno Beach, FL	Formed to become a nonprofit corporation for charitable purposes.
FLORIDA POWER & LIGHT COMPANY	Florida	Juno Beach, FL	Electric utility company.
*FPL Enersys, Inc.	Florida	Juno Beach, FL	Formed to pursue opportunities for development or acquisition of energy systems.
**FPL Energy Services II, Inc.	Florida	Juno Beach, FL	Inactive.
**FPL Services, LLC	Florida	Juno Beach, FL	Inactive.
*FPL Historical Museum, Inc.	Florida	Juno Beach, FL	A not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company.
*KPB Financial Corp.	Delaware	Wilmington, DE	Formed to manage intangible assets.